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SEC FILE NUMBER
8-42701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bley Investment Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6300 Ridglea Place, Suite 615
(No. and Street)

Ft. Worth	TX	76116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paige Pierce	(817) 732-2442	paige@bleyinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Paige Pierce_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Bley Investment Group, Inc._____, as of ___12/31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Bley Investment Group, Inc.

Financial Statement
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Bley Investment Group, Inc.:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Bley Investment Group, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

March 17, 2026

We have served as the auditor for Bley Investment Group, Inc. since 2019.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

<p align="center">Bley Investment Group, Inc.
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025</p>

	Dec-25
ASSETS	
Current Assets	
Cash in banks & brokerage	$ 236,371
Commissions receivable	5,316
Pershing Sundry Charges	3,725
Prepaid assets	1,250
Total Other Current Assets	246,662
Fixed Assets	
Furniture and Equipment	9,683
Accumulated Depreciation	(8,260)
Total Fixed Assets (net)	1,423
Other Assets	
Right-to-Use Lease	13,344
Clearing Deposit - Pershing	75,000
Office Lease Deposit	1,146
Goodwill	30,909
Deferred Tax Asset	4,958
Federal Overpayment	2,127
Total Other assets	127,484
TOTAL ASSETS	375,569
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Commission Payable	13
Payroll Liabilities	292
Total Current Liabilities	305
Long Term Liabilities	
Long-term Lease	13,345
Total Long Term Liabilities	13,345
Total Liabilities	13,650
Equity	
Comon Stock	1,000
Additional Paid-in Capital	197,131
Treasury Stock	(25,000)
Retained Earnings	188,788
Total Equity	361,919
TOTAL LIABILITIES & EQUITY	375,569

Note 1- Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company was a wholly owned subsidiary of Bley Investment Group Holdings, Inc. until April 19, 2021, at which time The Pierce Group, LLC and Cucharale Consulting Group, LLC purchased 90% and 10%, respectively. In 2023, the Company repurchased the shares owned by Cucharale Consulting Group, LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC) and is engaged in a single business segment comprised of several classes of services. The Company is a Certified Women's Business Enterprise (WBE). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, Pershing, LLC. Pershing, LLC carries the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the exemptive provision which the Company operates it is not required to perform a computation for the Determination of Customer Reserve Requirements.

Significant Accounting Policies: Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded when all parties have fully met their obligations, as further set forth in the footnote, ASC-606 Revenue Recognition, below.

Income Taxes

The Company is taxed as a C-corporation and is subject to federal corporate income tax. As of December 31, 2025, open Federal tax years subject to examination include the tax years ending December 31, 2021, through December 31, 2024.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client.

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

<u>General Securities Transaction-based and Fee-sharing Revenue</u>

Revenue from contracts with customers includes commissions from retail and institutional broker-dealer clients and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The recognition and measurement of revenue is based on the assessment of individual contract terms between the customer and the clearing affiliate ("Customer Agreement"). Commissions and related clearing expenses are recorded on the trade date in an amount established in the agreement between the Company and the clearing affiliate ("Clearing Agreement"). The Company believes that the performance obligations are satisfied because that is the date that the underlying financial instrument is purchased or sold, the purchaser or seller is identified, the pricing is agreed, and the risk and rewards of ownership or dispossession has occurred and transferred. The Company also receives fees charged to the customer pursuant to terms in the in the Customer Agreement, or shares in the fees charged the customer pursuant to the terms of the Customer Agreement in an amount set forth in the Clearing Agreement, and might include, but not be limited to, shared debit interest charges, sweep credit interest earnings, dividend income from operations, and others fees ("Additional Fees"). The Company has no performance obligations to meet to earn these Additional Fees. The amount of Additional Fees is not known in advance of receipt of a statement from the clearing affiliate and therefore are recorded when a statement is received.

<u>Investment Company Shares & Insurance-based Product Revenue</u>

The Company receives revenue from the sale of investment company shares (mutual funds) and insurance-based products sold via subscription/application or via direct deposit by a customer into their existing investment account. The contract with the customer is set forth in the purchase agreement with terms for commissions paid by the customer established in the accompanying mutual fund or insurance product prospectus. The Company's portion of the commission paid by the customer, also referred to as a concession for mutual fund products, is established in the Selling Agreement between the Company and the mutual fund or insurance company sponsor ("Sponsor"). The amount of concession varies depending on the class of shares, the amount the client invested with the family of funds (Rights of Accumulation) or intends to invest in the family of funds (Letter of Intent). Some classes of shares sold provide for concessions to be received on an on-going basis (i.e., "Trails"). The Company has met its obligation and recognizes revenue when the Company forwards an application and check to the fund Sponsor. Customers may make additional investments into their investment account without the Company's knowledge, in which case the Company is entitled to a concession (commission) based on the amount of the investment, as set forth in the prospectus and terms of the Selling Agreement. In such circumstances, the Company has no performance obligation to satisfy and recognizes revenue upon receipt of notification of the investment by the Sponsor.

<u>Fee revenue - 12b-1 Fees</u>

The Company receives 12b-1 fees from the sale of mutual funds and insurance-based products. The amount of 12b-1 fees that are due to the Company is established in the Selling Agreement between the

Company and the mutual fund or insurance sponsor. There is no performance obligation required to be performed by the Company to earn and recognize 12b-1 fees.

The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated. The Company cannot estimate the amount of average assets under management and therefore recognizes 12b-1 fee revenue upon receipt of a statement from the mutual fund or insurance company sponsor, as of the date indicated on the statement.

Underwriting Placement and Success Fee Revenue

The Company may enter into an agreement directly with a company to sell their securities in an unregistered offering (private placement), or the Company may enter into a selling agreement with another broker-dealer ("syndicate manager") to participate in the sale of unregistered offerings, in either instance, the Company's obligation is to find investors to purchase the company's securities. The Company may receive a retainer for upfront costs and expenses, which will be recognized after the Company has met all required contractual conditions. The Company receives revenue based upon a percentage of the amount of capital raised, which may also include a success fee, as set forth in the underwriting agreement between the two companies or the Company and the syndicate manager. If the unregistered offering has no conditions other than acceptance by the Company of the investment, the Company will recognize revenue when the company accepts the investment. In offerings where conditions exist, the Company will recognize revenue only after all conditions have been fully satisfied and the company has accepted the investment. Where the Company is paid commissions and/or fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Note 2- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $322,234 which was $272,234 in excess of its net capital requirement of $50,000. The Company's net capital ratio was .09% (.001:1).

Note 3- Property, Furniture & Equipment

Property and equipment are carried at cost, less accumulated depreciation and consists of the following:

Furniture & fixtures	$ 5,943
Office equipment	3,740
Total FF&E	$ 9,683
Accumulated Depreciation	(8,260)
Total FF&E (net of depreciation)	1,423

Depreciation expense for the year was $493 and is reflected in the accompanying statement of income as other expenses.

Note 5- Goodwill

On November 12, 2021, Bley Investment Group, Inc. acquired the book of business of Indiana Securities,

LLC for $45,000, which is recorded as Goodwill. A 2025 review indicated no required impairment charges; however, in 2023 a refund was provided that reduced goodwill to $30,909.

Note 6- Segment Reporting

As noted in Nature of Business, above, the Company's operations constitute a single reportable segment, which is comprised of several classes of services. The Company uses the management approach in reporting segment information to assess performance and allocation of resources, which is presented using the disaggregation established in the Supplemental Statement of Income (Form SSOI) report that is filed with regulatory authorities on a quarterly basis. Form SSOI reports are the internal reporting structure which comprise the basis for management's segmentation review. The summation of each quarterly report is aggregated and reported herein in the Income Statement. The Company had no goodwill impairment, consequently, there was no related effect on segment reporting. The CEO of the Company is the Chief Operating Decision Maker (CODM) and the person who shall perform the review, assess performance and allocation of resources to the Company's operating segment. The CODM has a thorough understanding of Form SSOI for use in making key operating decisions, the Company's organizational structure, its operations, budgeting and forecasting processes, and compensation of Company personnel.

Note 7- Income Taxes

For the year-ended December 31, 2025, the Company recorded current federal income taxes payable of $8,094, provision for federal income tax credit of $1,162, deferred federal tax asset of $4,958, an overpayment credit of $2,127, and an estimated tax penalty of $8. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of cash method versus accrual method of accounting for tax purposes. The Company's net deferred tax asset of $4,958 results from adjustments related to the cash basis method of accounting and accelerated depreciation used for tax purposes.

Note 8- Lease Agreement

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update No. 2016-02, which requires lessors to classify leases as sales-type, direct financing, or operating lease. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for transition to Topic 842; ASU No. 2018-10, Codification improvements to Topic 842; and ASU No. 2018-11, Targeted Improvements. The new standard is effective for the Company on January 1, 2022, with early adoption permitted. The Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company adopted the new standard on January 1, 2022, and uses this as the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The new standard provides several optional practical expedients in transition. The Company expects to elect

the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. The Company continues to evaluate certain aspects of the new standard and does not expect the new standard to have a material effect on the financial statements or have a significant change in leasing activities.

The Company entered into one year lease agreement on December 01, 2020, which became month-to-month as of expiration on November 30, 2021, for the facilities occupied by the Company. Rent expense for the 2025 calendar year was $13,820 (which includes additional rental and proportionate share of operating expenses payable under the terms of the lease agreement) and is reflected in the accompanying statement of income as "Occupancy and Equipment expenses".

Note 9- Commitments & Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. If such actions were to occur and were expected to be settled against the favor of the Company, the Company would record the expected cost on its financial statements.

Note 10- Concentration Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all accounts of customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. A risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers, and that customer transactions are executed properly by the clearing broker-dealer. The Company maintains a clearing deposit with its clearing broker-dealer totaling $75,000, or approximately 30% of its liquid assets, which the clearing broker-dealer has the right to offset in the event of the customer's failure to meet their obligation if the undoing of such transaction were to result in a loss.

At various times during the year, the Company could maintain cash balances in an amount that exceeds federally insured limits. At December 31, 2025, the Company had no uninsured cash balances.

One registered securities representative of the Company generated approximately 90% of the Company's revenue for the 2025 calendar year, and as such, the Company's viability is dependent upon the owner/representative.

Note 11- Related-Party Transactions

The Company had no reportable related-party transactions for the 2025 calendar year.

Note 12- Subsequent Events

The Company evaluated subsequent events through the date the financial statement was issued. There were no subsequent events identified by the Company that should be disclosed in the notes to the financial statements available to be issued.